UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

125269 10 0

(CUSIP Number of Class of Securities)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

4 Parkway North, Suite 400

Deerfield, IL 60015

(847) 405-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, IL 60606

(312) 407-0700

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), with the Securities and Exchange Commission (“SEC”) on March 23, 2009, as amended by Amendment No. 1 filed with the SEC on March 23, 2009 (as amended, the “Statement”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 2. IDENTITY AND BACKGROUND OF THE FILING PERSON

Item 2 is hereby amended and supplemented by adding the following at the end of the section entitled “Offer”:

On March 27, 2009, Agrium publicly announced that it and Offeror had revised the Exchange Consideration to consist of the following options: 1.0 Agrium Common Share and $35.00 in cash, without interest (the “Mixed Consideration”); 1.8685 Agrium Common Shares (subject to proration) (the “Stock Consideration”); or $75.30 in cash, without interest (subject to proration) (the “Cash Consideration”) (collectively, the “Revised Exchange Consideration”).  The offer to exchange each outstanding CF Holdings Common Share for the Revised Exchange Consideration, upon the terms and conditions set forth in the Prospectus and the related Letter of Transmittal, shall constitute the “Offer.”

In addition, Agrium publicly announced that, in the aggregate, not more than 46% of the CF Holdings Common Shares tendered will be exchanged for cash and not more than 54% of the CF Holdings Common Shares tendered will be exchanged for Agrium Common Shares, the aggregate cash consideration to be paid by Agrium will not exceed approximately $1.8 billion, and the aggregate stock consideration to be paid by Agrium will not exceed approximately 50.2 million Agrium Common Shares.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 is hereby amended by restating the third and fourth sentences in the first paragraph of the section entitled “Consideration Payable Pursuant to the Offer and Proposed Merger” in their entirety as follows:

If such directors and executive officers were to tender all of such CF Holdings Common Shares pursuant to the Offer and each CF Holdings Common Share was exchanged for the Mixed Consideration, such directors and executive officers would receive an aggregate of 150,215 Agrium Common Shares and approximately $5.3 million. Conversion of 2,499 notional shares held by executive officers in CF Holdings’ Supplemental Benefit and Deferral Plan to reflect the Mixed Consideration would result in the accounts of those executives under the Supplemental Benefit and Deferral Plan being credited with an aggregate of 2,499 Agrium Common Shares and approximately $87,500.

Item 3 is hereby further amended by restating the fourth sentence in the second paragraph of the section entitled “Consideration Payable Pursuant to the Offer and Proposed Merger” in its entirety as follows:

If all CF Holdings Common Shares subject to outstanding in-the-money options (regardless of their current vesting status) and restricted stock awards held by CF Holdings’ directors and executive officers were exchanged for the Mixed Consideration, such directors and executive officers would receive an aggregate of 1,449,818 Agrium Common Shares and approximately $50.7 million.

Item 4. THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended by restating the first paragraph in its entirety as follows:

Following thorough deliberations and a careful review of all aspects of the revised Agrium Offer with management and its legal and financial advisors, the Board, at a meeting held on March 28, 2009, concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders.

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Item 4 is hereby further amended and supplemented by adding the following at the end of the section entitled “Background of the Offer”:

On the morning of March 27, 2009, Agrium publicly announced that it had revised the Offer by increasing the cash portion of the consideration from $31.70 to $35.00.  In addition, Agrium announced that it had filed preliminary proxy materials with the SEC in respect of soliciting CF Holdings stockholders to “withhold” all votes in connection with the election of CF Holdings’ three nominees for director at the CF Holdings 2009 annual meeting of stockholders.

On March 28, 2009, the Board held a meeting, together with management and representatives of its legal advisor Skadden Arps and its financial advisors Morgan Stanley and Rothschild, to review and analyze the revised Agrium Offer, including the impact of the Offer on CF Holdings’ proposed strategic business combination with Terra. Mr. Johnson was unable to attend the meeting and Mr. Davisson again recused himself from voting on the Offer and the recommendation to CF Holdings’ stockholders at the Board meeting. Following thorough deliberations and a careful review of all aspects of the Agrium Offer with management and its legal and financial advisors, the Board concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders. Accordingly, the Board continues to recommend that CF Holdings’ stockholders reject the Offer and not tender their CF Holdings Common Shares in the Offer.

Item 4 is hereby further amended by restating the first two paragraphs in the section entitled “Reasons for Recommendation” in their entirety as follows:

In reaching its determination to reject Agrium’s proposal of February 25, 2009, the original Offer commenced on March 16, 2009, and the revised Offer, and in making the recommendation set forth above, the Board consulted with the management of CF Holdings and its financial and legal advisors and took into account numerous factors, including the following:

Item 4 is hereby further amended and supplemented by adding the following at the end of the section entitled “Reasons for Recommendation — The Offer is grossly inadequate and substantially undervalues CF Holdings — The Offer premium is inadequate”:

Based on daily closing prices of Agrium Common Shares and CF Holdings Common Shares, the implied value of the revised Offer represented a premium of 5.8% during the one-year period prior to February 25, 2009.

Item 4 is hereby further amended by replacing the reference to “44%” in the section entitled “Reasons for Recommendation — The Offer is grossly inadequate and substantially undervalues CF Holdings — The cash-and-stock nature of the Offer consideration is disadvantageous to CF Holdings stockholders” with “46%”.

Item 4 is hereby further amended and supplemented by adding the following at the end of the section entitled “Reasons for Recommendation — The Offer is grossly inadequate and substantially undervalues CF Holdings — The Offer does not properly value CF Holdings”:

In making its determination with respect to the revised Offer, the Board took into account the opinions of each of Morgan Stanley and Rothschild, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration proposed to be paid to the holders of CF Holdings Common Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of each of Morgan Stanley and Rothschild, dated March 28, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex D and Annex E, respectively. Each of Morgan Stanley and Rothschild provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Proposed Merger. Neither opinion is a recommendation as to whether or not any holder of CF Holdings Common Shares should tender such shares in connection with the Offer or how any holder of CF Holdings Common Shares should vote with respect to any Proposed Merger or any other matter.

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Item 9. EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following:

(a)(6)                                          Press release issued by CF Industries Holdings, Inc., dated March 29, 2009 (incorporated by reference to Exhibit 99.1 to CF Industries Holdings, Inc. Current Report on Form 8-K, dated March 30, 2009)

(a)(7)                                          CF Holdings investor presentation, dated March 2009 (incorporated by reference to CF Holdings Rule 425 Filing on March 30, 2009)

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2009

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

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ANNEX D

Opinion of Morgan Stanley & Co. Incorporated

1585 Broadway
33rd Floor
New York, NY 10036

March 28, 2009

Board of Directors

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015-2590

Members of the Board:

We understand that on March 27, 2009, North Acquisition Co., a wholly-owned subsidiary of Agrium Inc. (the “Bidder”), filed a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) with the Securities and Exchange Commission (the “SEC”) and intends to amend the offer (the “Offer”) it commenced on March 16, 2009 to exchange each outstanding share of common stock, par value $0.01 per share, (the “Company Common Stock”) of CF Industries Holdings, Inc. (“CF Industries” or the “Company”) for one of the following (the “Offer Consideration”): (i) U.S. $35.00 in cash, without interest, and 1.000 share of the common stock, no par value, of the Bidder (the “Bidder Common Stock”), (ii) subject to proration as described in the Offer Documents (as defined below), 1.8685 shares of Bidder Common Stock or (iii) subject to proration as described in the Offer Documents, U.S. $75.30 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Offer to Exchange”), and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the SEC on Schedule TO (the “Tender Offer Statement”), and the registration statement on Form F-4 in respect of the Bidder Common Stock (together with the Preliminary Proxy, the Offer to Exchange, the related Letter of Transmittal and the Tender Offer Statement, the “Offer Documents”).  The Offer Documents provide that if the Offer is consummated, the Bidder intends to seek to effect the merger of North Acquisition Co. with and into the Company (the “Merger”).  The Offer Documents further provide that the aggregate cash consideration to be paid by the Bidder in the Offer and the Merger will not exceed approximately U.S. $1.8 billion and the aggregate stock consideration to be paid by the Bidder in the Offer and the Merger will not exceed approximately 50.2 million shares of Bidder Common Stock. The potential transaction to be effected pursuant to the Offer and the Merger is referred to herein as the “Proposed Transaction”.  The terms and conditions of the Offer are more fully set forth in the Offer Documents.

We also understand that on February 23, 2009, Composite Acquisition Corporation, a direct wholly-owned subsidiary of CF Industries, commenced an offer to exchange (the “Terra Offer”) each outstanding share of common stock, without par value (the “Terra Common Stock”), of Terra Industries Inc. (“Terra”) for 0.4235 shares of Company Common Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Terra Offer to Exchange”), and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the SEC on Schedule TO (the “Terra Tender Offer Statement”) and the registration statement on Form S-4 in respect of the Company Common Stock (together with the Terra Offer to Exchange, the related Letter of Transmittal and the Terra Tender Offer Statement, the “Terra Offer Documents”).  The terms and conditions of the Terra Offer are more fully set forth in the Terra Offer Documents.

You have asked for our opinion as to whether the Offer Consideration to be received by holders of shares of the Company Common Stock pursuant to the Offer is adequate from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)

Reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of the Company and the Bidder, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections for the Company prepared by the management of the Company;

4)

Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, with senior executives of the Company;

5)	Reviewed the pro forma impact of the Proposed Transaction on the Bidder’s earnings per share, consolidated capitalization and other financial ratios;

6)	Reviewed the reported prices and trading activity for the Company Common Stock and the Bidder Common Stock;

7)

Compared the financial performance of the Company and the Bidder and the prices and trading activity of the Company Common Stock and the Bidder Common Stock with that of certain other publicly-traded companies and their securities;

8)	Reviewed the financial terms, to the extent publicly available, of certain selected acquisition transactions;

9)	Reviewed the Offer Documents and certain related documents; and

10)	Performed such other analyses and considered such other factors as we have deemed appropriate.

In addition, we have: (a) reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of Terra; (b) discussed the past and current operations and financial condition and the prospects of Terra, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer, with senior executives of the Company; (c) reviewed the pro forma impact of the Terra Offer on the Company’s earnings per share, consolidated capitalization and other financial ratios; (d) reviewed the reported prices and trading activity for the Terra Common Stock; (e) compared the financial performance of Terra and the prices and trading activity of the Terra Common Stock with that of certain other publicly-traded companies and their securities; and (f) reviewed the Terra Offer Documents and certain related documents.

We have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion.  With respect to the financial projections for the Company provided to us by or discussed with the management of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.  As you know, we have not been provided with access to management or internal financial information or projections of future performance of the Bidder and instead have relied on publicly available information, certain research analyst estimates for the Bidder, as well as the assessments of the management of the Company and other information provided by the Company with respect to such matters.  For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or the Bidder since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company and Bidder, respectively, made available to us.  For purposes of our review of the Offer, we have assumed that the Proposed Transaction would be consummated as contemplated in the Offer Documents, including without limitation, that the

Terra Offer would be terminated, and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction.  We are not legal, tax or regulatory advisors.  We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters.  In addition, you have not asked us to address, and this opinion does not address, (i) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees or the Company, or any class of such persons, relative to the Offer Consideration to be received by the holders of the Company Common Stock in the Proposed Transaction.

With respect to our review of information supplied or otherwise made available to us by the management of the Company relevant to our consideration of the Terra Offer, we have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company.  With respect to information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer provided to us by the management of the Company, we have assumed that it has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Terra.  As you know, we have not been provided with access to management or internal financial information or projections of future performance of Terra, and instead have relied on publicly available information, certain research analyst estimates for Terra, as well as the assessments of the management of the Company and other information provided by the Company with respect to such matters.  We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Terra since the date of its most recent financial statements and other information, financial or otherwise, relating to Terra made available to us.  For the purposes of our review of the Terra Offer, we have assumed that it will be consummated as contemplated in the Terra Offer Documents.

We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Bidder, nor have we been furnished with any such appraisals.  Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion does not address the relative merits of the Proposed Transaction as compared to the Terra Offer or any other alternative business transaction, or other alternatives, or whether such alternatives could be achieved.  Although we considered the Terra Offer as one of the many factors in our analysis, our opinion does not address the Terra Offer.  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party, including the Bidder, with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and will receive a fee for our services.  In addition, we are currently providing financial advisory services to CF Industries in connection with the Terra Offer, and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the acquisition of Terra.  In the two years prior to the date hereof, we have provided financial advisory and financing services to the Company and have received fees in connection with such services.  Morgan Stanley may also seek to provide such services to the Bidder and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses.  Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services.  Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Bidder, the Company, Terra or any other company, or any currency or commodity, that may be involved in the Proposed Transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice.  This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the SEC in connection with this transaction.  This opinion is not intended to be and shall not constitute a recommendation to any holder of the Company Common Stock as to whether to tender such Company Common Stock pursuant to the Offer, whether to vote in favor of the Terra Offer at the shareholders’ meeting to be held in connection with the Terra Offer, or take any other action in connection with the Proposed Transaction or the Terra Offer.  In addition, this opinion does not in any manner address the prices at which the Company Common Stock, Terra Common Stock or Bidder Common Stock will actually trade at any time.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ ROBERT KINDLER

Robert Kindler
Vice Chairman

ANNEX E

Opinion of Rothschild Inc.

March 28, 2009

The Board of Directors

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois  60015-2590

To the Members of the Board of Directors:

We understand that on March 27, 2009, North Acquisition Co., a wholly-owned subsidiary of Agrium Inc. (“Agrium”), filed a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) with the Securities and Exchange Commission (the “SEC”) and intends to amend the offer (the “Offer”) it commenced on March 16, 2009 to exchange each outstanding share of the common stock (collectively, the “Securities”) of CF Industries Holdings, Inc. (the “Company”) for one of the following (the “Consideration”): (i) U.S. $35.00 in cash, without interest, and one share of Agrium common stock (the “Agrium Common Stock”); (ii) subject to proration as described in the Offer Documents (as defined below), 1.8685 shares of Agrium Common Stock; or (iii) subject to proration as described in the Offer Documents, U.S. $75.30 in cash, without interest, as more fully described in the Offer to Exchange (the “Offer to Exchange”) and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the SEC on Schedule TO (the “Tender Offer Statement”), and the registration statement on Form F-4 in respect of the Agrium Common Stock (together with the Preliminary Proxy, the Offer to Exchange, the related Letter of Transmittal, and the Tender Offer Statement, the “Offer Documents”).  The Offer Documents provide that if the Offer is consummated, Agrium intends to seek to effect the merger of North Acquisition Co. with and into the Company (the “Merger”).  The Offer Documents further provide that the aggregate cash consideration to be paid by Agrium in the Offer and the Merger will not exceed approximately U.S. $1.8 billion and the aggregate stock consideration to be paid by Agrium in the Offer and the Merger will not exceed approximately 50.2 million shares of Agrium Common Stock.  In light of the Offer, the board of directors of the Company (the “Board” or “you”) has requested our opinion as to whether the Consideration is adequate from a financial point of view to the holders of the Securities.

We also understand that on February 23, 2009, Composite Acquisition Corporation, a direct wholly-owned subsidiary of the Company, commenced an offer to exchange (the “Terra Offer”) each outstanding share of common stock, without par value (the “Terra Common Stock”), of Terra Industries Inc. (“Terra”) for 0.4235 shares of the Securities, upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Terra Offer to Exchange”) and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the SEC on Schedule TO (the “Terra Tender Offer Statement”) and the registration statement on Form S-4 in respect of the Securities (together with the Terra Offer to Exchange, the related Letter of Transmittal and the Terra Tender Offer Statement, the “Terra Offer Documents”).  The terms and conditions of the Terra Offer are more fully set forth in the Terra Offer Documents.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed the Offer Documents and certain related documents; (ii) reviewed certain publicly available business and financial information, including certain research analyst reports and estimates, concerning the Company and Agrium, respectively, and the respective industries in which they operate; (iii) compared the proposed financial terms of the Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of the Company and Agrium, respectively, with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for selected acquisition transactions; (v) reviewed the current and historical market prices of the Securities and the Agrium Common Stock, respectively, and compared them with those of certain publicly traded securities of such other companies that we deemed relevant; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business and reviewed certain strategic, financial and operational benefits anticipated by Agrium from the consummation of the Offer; (vii) reviewed the pro forma impact of the Offer on Agrium’s earnings per share, consolidated capitalization and other financial ratios; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.  In addition, we have held discussions with certain members of management of the Company with respect to the Offer, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, certain strategic, financial and operational benefits anticipated from the consummation of the Offer, and certain other matters we believed necessary or appropriate to our inquiry.

In addition, we have: (i) reviewed the Terra Offer Documents and certain related documents; (ii) reviewed certain publicly available business and financial information, including certain research analyst reports and estimates, concerning Terra and the industry in which it operates; (iii) compared the financial and operating performance of Terra with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for selected acquisition transactions; (iv) reviewed the current and historical market prices of the Terra Common Stock and compared them with those of certain publicly traded securities of such other companies that we deemed relevant; (v) discussed with certain members of management of the Company the past and current operations and financial condition and the prospects of Terra, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer prepared by the management of the Company; and (vi) reviewed the pro forma impact of the Terra Offer on the Company’s earnings per share, consolidated capitalization and other financial ratios.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor.  We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities.  In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Agrium.  In relying on financial analyses and forecasts provided to us or discussed with us by the Company, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Offer, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to the expected future results of operations and financial condition of the Company.  As you know, we have not been provided with access to management or internal financial information or projections of future performance of Agrium, and instead have relied on publicly available information, certain research analyst estimates for Agrium, as well as the assessment of the management of the Company and other information provided by the Company with respect to such matters.  In relying on certain research analyst estimates for Agrium, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of Agrium.  We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based.  We have assumed that the Offer would be consummated as contemplated in the Offer Documents, including, without limitation, that the Terra Offer would be terminated, and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer.  In rendering this opinion, we express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based.  For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or Agrium since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company and Agrium, respectively, made available to us.  We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the advice of counsel to the Company.

With respect to our review of information supplied or otherwise made available to us by the management of the Company relevant to our consideration of the Terra Offer, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor.  In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or the facilities of Terra.  In relying on information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to such anticipated benefits.  As you know, we have not been provided with access to management or internal financial information or projections of future performance of Terra, and instead have relied on publicly available information, certain research analyst estimates for Terra, as well as the assessment of the management of the Company and other information provided by the Company with respect to such matters.  In relying on certain research analyst estimates for Terra, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of Terra.  We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based.  We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Terra since the date of its most recent financial statements and other information, financial or otherwise, relating to Terra made available to us.  For purposes of our review of the Terra Offer, we have assumed that it will be consummated as contemplated in the Terra Offer Documents.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions, prospects, financial and otherwise, of the Company, Terra and Agrium, and their respective subsidiaries and affiliates, as they were reflected in the information provided to us and as they were represented to us in discussions with management of the Company.  We are expressing no opinion herein as to the price at which the Securities, the Terra Common Stock or the Agrium Common Stock will trade at any future time.  Our opinion is limited to the adequacy, from a financial point of view, to the holders of the Securities, of the Consideration to be received by such holders in the Offer and we express no opinion as to any underlying decision which the Company may make to engage in the Offer, the Terra Offer or any alternative transaction.  Although we considered the Terra Offer, our opinion does not address the Terra Offer.  In arriving at our opinion, we were not authorized to solicit, and we did not solicit, interest from any party, including Agrium, with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any such parties.

We are acting as financial advisor to the Company with respect to the Offer and will receive a fee from the Company for our services, whether or not the Offer is consummated.  Please be advised that we are currently engaged to provide financial advisory services to the Company in connection with the Terra Offer, and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the acquisition of Terra, and we or our affiliates may in the future provide financial services to the Company, Terra and/or Agrium in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.  In addition, in the past two years, we have provided financial advisory services to the Company and/or its affiliates and have been paid customary fees for such services.

This opinion is provided for the benefit of the Board in connection with and for the purposes of its evaluation of the Offer.  This opinion does not constitute a recommendation to the Board as to whether to approve the Offer or the Terra Offer or a recommendation to any holders of the Securities as to whether to tender in the Offer or how to vote or otherwise act with respect to the Offer, the Terra Offer or any other matter, should the Offer, the Terra Offer or any other matter come to a vote of the holders of the Securities.  In addition, you have not asked us to address, and this opinion does not address, (i) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Securities or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees or the Company, or any class of such persons, whether relative to the Consideration to be paid to the holders of the Securities in the Offer or otherwise.  This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.  Notwithstanding the foregoing, this opinion may be reproduced in full in any filing the Company is required to make with the SEC with respect to the Offer, provided that any description or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our legal counsel.

This opinion is given as of the date hereof and, although we reserve the right to change or withdraw this opinion if we learn that any of the information that we relied upon in preparing this opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this opinion, to advise any person of any change that may come to our attention or to update this opinion after the date hereof.  This opinion has been approved by the

Investment Banking Committee of Rothschild Inc., with the advice and counsel of the Opinion Subcommittee thereof.

On the basis of and subject to the foregoing and such other matters as we considered relevant, it is our opinion as investment bankers that as of the date hereof the Consideration in the Offer is inadequate, from a financial point of view, to the holders of the Securities.

Very truly yours,

/s/ Rothschild Inc.

ROTHSCHILD INC.